UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of September 2022
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement.
On September 28, 2022, Gogoro Inc. ("Gogoro") issued a press release announcing that on September 28, 2022, Gogoro Network (Cayman), Taiwan Branch ("Borrower"), a branch office of Gogoro Network, which is a wholly owned subsidiary of Gogoro and Gogoro in its capacity as guarantor, entered into a Syndicated Credit Facility Agreement (the “Facility Agreement”) with Mega International Commercial Bank Co., Ltd. in its capacities of arranger, facility agent and lender, the other arrangers and the relevant syndicated banks (collectively, the “Lenders”), for a 5-year term loan in an amount of NT$10,700,000,000 (~US$345 million) (the "Loan Facility"). The Loan Facility will be guaranteed by Gogoro and subject to an extension of 2 years, at the discretion of the Lenders.

The Loan Facility is divided into three tranches, of which tranche A is in an amount of NT$5,640,000,000 (~US$182 million), being available within 6 months of the execution of the Facility Agreement to repay the outstanding balance under Borrower's 2019 syndicated loan, any such drawn amount to be repaid in periodic semi-annual installments as further described in the Facility Agreement; tranche B is in an amount of NT$3,344,000,000 (~US$108 million), being available for multiple drawdowns on a non-revolving basis within 2 years and 6 months of the Initial Drawdown Date (as defined in the Facility Agreement) to support Borrower's procurement of e-scooter batteries, such amount to be repaid in periodic semi-annual installments as further described in the Facility Agreement; and tranche C is in an amount of NT$1,716,000,000 (~US$55 million), being available for multiple drawdowns on a revolving basis to support Borrower's working capital, any drawn amounts to be repaid upon maturity of the Loan Facility.
The Loan Facility accrues interest at a floating per annum rate based on the 3-month Taipei Interbank Offered Rate plus a margin ranging from 1.40% to 1.60% adjusted semi-annually depending on Gogoro’s pre-tax earnings margin with possible reductions ranging from 0.02% to 0.04% if certain environmental, social and governance benchmarks are met (in each case, subject to a minimum annual interest rate floor ranging from 1.75% to 1.85%). If Borrower is late in the repayment of principal or the payment of interest, or any other amount or fee payable under the Facility Agreement, delay interest will accrue at a rate 2.00% above the otherwise applicable rate, subject to further increases as described in the Facility Agreement. Borrower is also obligated to pay customary fees for a loan facility of this size and type.
The Facility Agreement contains customary representations and warranties, affirmative covenants and negative covenants. Among other things, Borrower covenants not to create any security interest or encumbrance over its assets of batteries and battery swap facilities during the term of the Loan Facility, and shall ensure the Lender's claims under the Loan Facility rank at least pari passu with Borrower's other unsecured creditors. In addition, Gogoro is required to maintain its listing status in Nasdaq and keep Horace Luke as the Chief Executive Officer (or an equivalent position) at Gogoro, and must comply with financial covenants related to a liquidity ratio and a debt ratio.
If an Event of Breach (as defined in the Facility Agreement) occurs, the Lenders may exercise certain rights and remedies as described in the Facility Agreement, including applying the funds in certain bank accounts that Borrower granted a security interest in under the Facility Agreement to the repayment of outstanding obligations.
A copy of the Facility Agreement is attached as Exhibit 10.1 to this Current Report and is incorporated by reference herein. The above description is qualified in its entirety by reference to the full text of the Facility Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant
The information set forth under “Entry into a Material Definitive Agreement,” is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Press Release dated Sept. 28th, 2022 Gogoro Strengthens Capital Structure With New Credit Facility
10.1	Syndicated Credit Facility Agreement of Gogoro Network with Mega International Bank Co., Ltd., dated September 28, 2022 (EN Translation)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: September 28th, 2022	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer